================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         FOR THE MONTH OF DECEMBER, 2006
                         COMMISSION FILE NUMBER 1-14732

                               -----------------

                         COMPANHIA SIDERURGICA NACIONAL
             (Exact name of registrant as specified in its charter)

                             NATIONAL STEEL COMPANY
                 (Translation of Registrant's name into English)

                    AV. BRIGADEIRO FARIA LIMA 3400, 20 ANDAR
                              SAO PAULO, SP, BRAZIL
                                    04538-132
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F _______

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _______ No ___X____


================================================================================

On December 14, 2006, Companhia Siderurgica Nacional ("CSN") announced the termination of its Agreement and Plan of Merger with Wheeling-Pittsburgh Corporation ("WPC"), dated October 24, 2006.

The following is a translation of CSN's "Material Fact" announcement in Brazil relating to the termination of the Agreement and Plan of Merger. The following "Material Fact" announcement contains forward-looking statements as discussed more fully below.


                                  MATERIAL FACT
                         COMPANHIA SIDERURGICA NACIONAL
                            Publicly-held Corporation
                     Rua Sao Jose, n. 20, Grupo 1602, parte
                                Rio de Janeiro/RJ
                           CNPJ n. 33.042.730/0001-04

         COMPANHIA SIDERURGICA NACIONAL (CSN) hereby informs its shareholders and the public about the termination by CSN of the Merger Agreement executed with Wheeling-Pittsburgh Corporation ("WPC"), as mentioned in the material fact of October 25, 2006, in view of the interest of the new management of WPC, elected in the general meeting held on November 17, 2006, of pursuing a similar transaction with another company.


                        Rio de Janeiro, December 14, 2006
                         Companhia Siderurgica Nacional
                               Benjamin Steinbruch
                      Investors' Relation Executive Officer

--------------------------------------------------------------------------------


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: December 15, 2006

                                           COMPANHIA SIDERURGICA NACIONAL

                                           By: /s/  Benjamin Steinbruch
                                               ---------------------------------
                                                    Benjamin Steinbruch
                                                    Chief Executive Officer

--------------------------------------------------------------------------------

            CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

         This "Material Fact" may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

--------------------------------------------------------------------------------
















                                       3